Exhibit 99.1

CRH Increases Credit Facility to US$100 Million to Fund Additional Growth and Retire Crown Debt

JP Morgan Joins Syndicate of Lenders

VANCOUVER, June 26, 2017 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) ("CRH" or the "Company") announces that it has increased its credit facility (the "New Credit Facilities") with a syndicate of lenders led by The Bank of Nova Scotia ("Scotiabank").

The New Credit Facilities increase the amount of available credit from US$55 million to US$100 million and now consist of a US$75 million revolving credit facility and a US$25 million term facility. The syndicate, led by Scotiabank, includes US Bank National Association, Canada Branch ("U.S. Bank") and has been expanded to include JP Morgan Chase Bank, N.A. ("JP Morgan") as a new lender.

In addition, the New Credit Facilities provide CRH access to an uncommitted accordion facility that would increase the amount of revolving credit facilities available to CRH by US$25 million.

The New Credit Facilities will be used to fund future acquisitions by CRH and to repay all of the debt owing by CRH to Crown Capital Fund III Management Inc. ("Crown") provided in December 2014 (the "Crown Debt").

The New Credit Facilities also reduce the interest rate and the standby fees payable by CRH. The New Credit Facilities mature on June 26, 2020. The new term facility will be repaid in quarterly installments of 2.5% of the initial principal amount, with a balloon payment due upon maturity.

Richard Bear, Chief Financial Officer, stated, "We are pleased to announce our New Credit Facilities and the addition of JP Morgan to the lending syndicate. Our financial strength allows us to expand our access to low cost, non-dilutive capital to maintain our acquisition pace. We thank Scotiabank and U.S. Bank for their continued support and welcome JP Morgan as our newest partner".

Features of the Amended Facilities include:

•	Introduction of a US$25 million accordion feature
•	Extension in maturity date to June 26, 2020
•	Provides flexibility to CRH for additional acquisitions and a credit framework for future growth
•	Lowers the cost of capital to approximately 3.50% per annum
•	Allows CRH to repay the Crown Debt (which bears an interest rate of 12% per annum)

Edward Wright, Chief Operating Officer, added, "The New Credit Facilities will provide the funds required to finance acquisitions we expect to close this year, enable us to repay Crown, reduce our interest expense, and provide us a funding platform for future growth". Mr. Wright continued, "Crown has been an excellent and supportive partner - without their support, our first acquisition back in December of 2014 would not have been possible."

Forward-looking Statements

Information included or incorporated by reference in this document may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward-looking statements and our results and operations may be negatively affected. Forward-looking statements in this document include statements regarding profitability, additional acquisitions, increasing revenue and Operating EBITDA, continued growth of our business in line with historical growth rates, trends in our industry, financing plans, our anticipated needs for working capital and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it and disclaims any intent or obligations to update or revise publicly any forward-looking statements, whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects management's current expectations regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: risks related to our need to raise additional capital to fund future operations; various restrictive covenants and events of default under our Credit Facilities; the possibility that we may still be able to incur substantially more debt, which could further exacerbate the risks associated with increased leverage despite current indebtedness levels; ASCs or other customers may terminate or choose not to renew their agreements; the CMS may review and reduce the reimbursement of anesthesia procedure codes relevant to GI procedures; a significant number of our affiliated physicians could leave our affiliated ASCs; we may be unable to enforce the non-competition and other restrictive covenants in our agreements; change in the regulations or regulatory interpretations may obligate us to re-negotiate agreements of our anesthesiologists or other contractors; we may not be able to successfully recruit and retain qualified anesthesiologists or other independent contractors; failure to manage third-party service providers may adversely affect our ability to maintain the quality of service that we provide; the continuing development of our products and provision of our services depends upon us maintaining strong relationships with physicians; we may or may not successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances, and such acquisitions could result in unforeseen operating difficulties and expenditures, or require significant management resources and significant charges; we may be adversely affected if we lose any member of our senior management that has been key to our growth; we may not be able to effectively undertake or manage our growth initiatives; if we are unable to manage growth, we may be unable to achieve our expansion strategy; the ACA reform in the United States may have an adverse effect on our business, financial conditions, results of operations and cash flows and the trading price of our securities; changing legislative and regulatory requirements and healthcare spending and pricing pressures may adversely affect our business; the policies of health insurance carriers may affect the amount of revenue the Company receives; we operate in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; our industry is already competitive and could become more competitive; unfavorable changes or conditions could occur in the states where our operations are concentrated; if there is a change in federal or state laws, rules, regulations, or in interpretations of such federal or state laws, rules or regulations, we may be required to redeem our physician partners' ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offences and potential sanctions; government authorities or other parties may assert that our business practices violate antitrust laws; our common shares may be subject to significant price and volume fluctuations; if we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with United States securities laws applicable to United States domestic issuers; significant shareholders of the Company could influence our business operations and sales of our shares by such significant shareholders could influence our share price; anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders; continuing unfavorable economic conditions could have an adverse effect on our business; changes in the medical industry and the economy may affect the Company's business; income tax audits and changes in our effective income tax rate could affect our results of operations; our dependence on suppliers could have a material adverse effect on our business, financial condition and results of operations; our industry is subject to health and safety risks; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance, recalls and other liabilities, which may adversely affect our operations; our industry is the subject of numerous governmental investigations into marketing and other business practices, which could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations; we may be subject to a variety of regulatory investigations, claims, lawsuits, and other proceedings; if we are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired; the Company may not be successful in marketing its products and services; evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; we may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the use and disclosure of patient information; our employees and third-party contractors may not appropriately record or document services that they provide; we may write-off intangible assets; we may face exposure to adverse movements in foreign currency exchange rates; our employees and business partners may not appropriately secure and protect confidential information in their possession; we are dependent on complex information systems; conflicts of interest may arise among the Company's officers and directors as a result of their involvement with other companies.

For a complete discussion of the Company's business, including the assumptions and risks set out above, see the Company's most recent Annual Information Form which is available on SEDAR at www.sedar.com.

SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2017/26/c1766.html

%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 08:30e 26-JUN-17